CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska AGM; Grant of Incentive Stock Options

Vancouver, Canada, October 3, 2012 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce that at its Annual General and Special Meeting (“AGSM”) held on Thursday, September 27, 2012 all resolutions passed by a majority of votes.  Incumbent directors,  Peter Dasler, Amb. Thomas Graham, Jr., Hubert Marleau, Jean Luc Roy, Mike Riley and Victor Fern were re-appointed directors for the ensuing year.   The appointments of Peter Dasler, President and CEO, Karl Schimann, Vice-President-Exploration, Ram Ramachandran, CFO, and Dianne Szigety, Corporate Secretary, were confirmed by the board following the AGSM.

The Company has granted to members of Management an aggregate of 55,000 incentive stock options to acquire common shares at a price of $0.25 for a five year period, in accordance with its Stock Option Plan.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  The Company has major international partners and is concentrating its activities on four advanced projects.

For more information, visit www.canalaska.com

On behalf of the Board of Directors
Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x318 Email: info@canalaska.com
Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 1st, 2012